UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 FORM 12B-25/A
                                AMENDMENT NO. 1

                                                    SEC File Number 001-13718
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                                                             Cusip Number N/A
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                          NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K |X| Form 10-Q
             [ ] Form N-SAR [ ] Form N-CSR

  For Period Ended:        September 30, 2004
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  [ ] Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q
  [ ] Transition Report on Form 20-F      [ ] Transition Report on Form N-SAR
  [ ] Transition Report on Form 11-K
  For the Transition Period Ended:
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NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Full Name of Registrant    MDC Partners Inc.
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Former Name if Applicable       MDC Communications Corp., MDC Corporation
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 45 Hazelton Avenue
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Address of Principal Executive Office (Street and Number)

 Toronto, Ontario, Canada M5R 2E3
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City, State and Zip code


PART II - RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

             (a)   The reasons described in reasonable detail in Part III of
                   this form could not be eliminated without unreasonable
                   effort or expense;
       |_|   (b)   The subject annual report, semi-annual report,
                   transition report on From 10-K, 20-F, 11-K, Form N-SAR or
                   Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
                   and
             (c)   The accountant's statement or other exhibit required by Rule
                   12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

On November 10, 2004, MDC Partners Inc. (the "Company") filed a Notification of Late Filing on Form 12b-25 stating that its Quarterly Report on Form 10-Q for the period ended September 30, 2004 could not be timely filed due to the circumstances described therein. The Company hereby amends its Notification of Late Filing on Form 12b-25 to state that it is unable to file its Quarterly Report on Form 10-Q by the fifth calendar day following the prescribed due date.

The Company is currently continuing to evaluate the treatment of certain accounting items, which are more fully described in the Company's current report on Form 8-K, filed on November 15, 2004. Immediately following the completion of its evaluation, the Company will file with the SEC a quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2004.

This document contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve risks and uncertainties which may cause the actual results or objectives to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among other things, the Company's financial performance, the Company's ongoing review of certain accounting items, and other factors set forth in the Company's Form 40-F for its fiscal year ended December 31, 2003 and subsequent SEC filings.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Name:    Walter Campbell, Chief Financial Officer
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         Telephone Number:   (416) 960-9000
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(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                  |X| Yes [ ] No
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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                  [ ] Yes |X| No
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         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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

MDC Partners Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


November 15, 2004                                  By:  /s/ Walter Campbell
                                                       ------------------------
                                                       Walter Campbell
                                                       Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                       VIOLATIONS (SEE 18 U.S.C. 1001).